                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 For May 6, 2005
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ---               ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No   X
                                    ---        ---

This Form 6-K consists of:

                       NORTHWESTERN MINERAL VENTURES INC.
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2004

[MHC LOGO]   McGovern, Hurley, Cunningham, LLP
             Chartered Accountants

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

We have audited the balance sheets of Northwestern Mineral Ventures Inc. (An
Exploration Stage Company) as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
(United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

                                           MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           /s/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           CHARTERED ACCOUNTANTS

TORONTO, Canada
February 3, 2005

     COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our
report to the shareholders dated February 3, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                           MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           /s/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           CHARTERED ACCOUNTANTS

TORONTO, Canada
February 3, 2005

     2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
   Telephone: (416) 496-1234 - Fax: (416) 496-0125 - Email: info@mhc-ca.com -
                             Website: www.mhc-ca.com

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

                                 BALANCE SHEETS
AS AT DECEMBER 31,
================================================================================
                                                        2004            2003
                                                          $               $
================================================================================
                                     ASSETS
Current
  Cash and equivalents (Note 3)                       1,083,675        172,413
  Amounts receivable and prepaid expenses                77,985              -
                                                    -----------    -----------
                                                      1,161,660        172,413
Equipment (Note 4)                                        3,575              -

Interest in exploration properties and
  deferred exploration expenditures (Note 5)            730,800              -
                                                    -----------    -----------
                                                      1,896,035        172,413
                                                    ===========    ===========

                                   LIABILITIES

Current
  Accounts payable and accrued liabilities              197,625         10,000
                                                    -----------    -----------

                              SHAREHOLDERS' EQUITY

Share capital
  Common shares (Note 6)                              2,171,849            101
  Special Warrants (Note 6)                                   -        195,409
  Warrants (Note 7)                                     256,935              -
  Contributed surplus (Note 8)                          424,183              -

Accumulated deficit                                  (1,154,557)       (33,097)
                                                    -----------    -----------
                                                      1,698,410        162,413
                                                    -----------    -----------
                                                      1,896,035        172,413
                                                    ===========    ===========

APPROVED ON BEHALF OF THE BOARD:

Signed   "KABIR AHMED"                , Director
--------------------------------------

Signed   "JON NORTH"                  , Director
--------------------------------------

               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT
===============================================================================
                                              CUMULATIVE
                                                 FROM
                                              INCEPTION TO     YEARS ENDED
                                              DECEMBER 31,     DECEMBER 31,
                                                 2004       2004        2003
                                                   $          $           $
===============================================================================
                                                                      (Note 13)
EXPENSES
  Stock based compensation expense (Note 8)      424,183     424,183          -
  Investor relations and business development    367,200     367,200          -
  Management and administrative services         135,000     135,000          -
  Professional fees                               83,607      83,607          -
  Filing and listing fees                         65,140      65,140          -
  Office and administration                       78,796      45,699     33,097
  Amortization                                       631         631          -
                                              ----------  ----------  ---------
                                               1,154,557   1,121,460     33,097
                                              ----------  ----------  ---------

NET LOSS FOR THE PERIOD                       (1,154,557) (1,121,460)   (33,097)

ACCUMULATED DEFICIT, beginning of period               -    (33,097)          -
                                              ----------  ----------  ---------
ACCUMULATED DEFICIT, end of period            (1,154,557) (1,154,557)   (33,097)
                                              ==========  ==========  =========

LOSS PER SHARE - basic and diluted (Note 6)                    (0.04)     (0.01)
                                                          ==========  =========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 6)    31,656,164  5,000,000
                                                          ==========  =========

               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
    FROM COMMENCEMENT OF OPERATIONS, SEPTEMBER 26, 2003 TO DECEMBER 31, 2004

============================================================================================================================
                                                               Special    Contributed  Accumulated
                                           Common  Shares      Warrants     Warrants     Surplus      Deficit      Total
                                           #            $         $             $           $            $           $
============================================================================================================================

Issue of shares for cash               2,000,000         101          -            -           -             -          101
Issue of special warrants for cash             -           -    195,409            -           -             -      195,409
Loss for the year                              -           -          -            -           -       (33,097)     (33,097)
                                      ----------   ---------   --------     --------    --------    ----------   ----------
Balance, December 31, 2003             2,000,000         101    195,409            -           -       (33,097)     162,413
Public offering, net of issue costs   30,000,000   1,321,537          -            -           -             -    1,321,537
Conversion of special warrants         4,000,000     195,409   (195,409)           -           -             -            -
Flow through private placement,
   net of issue costs                    206,000     114,891          -            -           -             -      114,891
Stock-based compensation                       -           -          -            -     424,183             -      424,183
Private placement, net of issue costs  1,454,500     539,911          -      256,935           -             -      796,846
Loss for the year                              -           -          -            -           -    (1,121,460)  (1,121,460)
                                      ----------   ---------   --------     --------    --------    ----------   ----------
Balance, December 31, 2004            37,660,500   2,171,849          -      256,935     424,183    (1,154,557)   1,698,410
                                      ==========   =========   ========     ========    ========    ==========   ==========

============================================================================================================================

               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
================================================================================
                                              CUMULATIVE
                                                 FROM
                                              INCEPTION TO      YEARS ENDED
                                              DECEMBER 31,      DECEMBER 31,
                                                 2004        2004        2003
                                                   $           $           $
================================================================================
                                                                       (Note 13)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                         (1,154,557) (1,121,460)   (33,097)
  Amortization                                       631         631          -
  Stock-based compensation expense               424,183     424,183          -

Changes in non-cash working capital items
  Amounts receivable and prepaid expenses        (77,985)    (77,985)         -
  Accounts payable and accrued liabilities       197,625     187,625     10,000
                                              ----------  ----------  ---------
                                                (610,103)   (587,006)   (23,097)
                                              ----------  ----------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issue of common shares, net of costs         1,986,835   1,986,734        101
  Issue of warrants                              246,540     246,540          -
  Issue of special warrants                      200,000           -    200,000
  Special warrants issue costs                    (4,591)          -     (4,591)
                                              ----------  ----------  ---------
                                               2,428,784   2,233,274    195,510
                                              ----------  ----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Interest in exploration properties and
    deferred exploration expenditures           (730,800)   (730,800)         -
  Purchase of equipment                           (4,206)     (4,206)         -
                                              ----------  ----------  ---------
                                                (735,006)   (735,006)         -
                                              ----------  ----------  ---------

Increase in cash and equivalents               1,083,675     911,262    172,413
Cash and equivalents, beginning of period              -     172,413          -
                                              ----------  ----------  ---------
Cash and equivalents, end of period            1,083,675   1,083,675    172,413
                                              ==========  ==========  =========

SUPPLEMENTAL INFORMATION
  Interest paid                                    2,979       2,979          -
  Income taxes paid                                    -           -          -
  Warrants issued for services provided           10,395      10,395          -
  Conversion of special warrants into
    common shares                                195,409     195,409          -

               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
1.   NATURE OF OPERATIONS AND GOING CONCERN

     Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation
     dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

     The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the
     Company's ability to dispose of its interests on an advantageous basis.
     Changes in future conditions could require material write downs of the carrying values. Some of the Company's mining assets are located outside of
     Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

     Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.
     Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

     As at December 31, 2004, the Company had cash and equivalents of $1,083,675 and working capital of $964,035. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due. However, the Company does not have sufficient resources to meet its exploration property expenditures as described in Note 5. The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern.
     These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant.

     CASH AND EQUIVALENTS

          Cash and equivalents include cash on hand, balances with banks and short-term investments with original maturities of three months or less.

     EQUIPMENT

          Equipment is recorded at cost. Amortization is recorded on the declining balance basis at an annual rate of 30%.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

          Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

     The Company reviews its exploration properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the exploration properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. In reviewing its exploration properties, the Company estimates the potential future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write down.

     Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

     ASSET RETIREMENT OBLIGATIONS

          Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section
3110, "Asset Retirement Obligations". Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There are no asset retirement liabilities set up for those assets which have an indeterminate useful life. The impact of adopting the new accounting for asset retirement obligations standard has no

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

effect on these statements as of December 31, 2004.

       ENVIRONMENTAL EXPENDITURES

          The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of properties.

       FLOW-THROUGH FINANCING

          The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

          Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     STOCK-BASED COMPENSATION

          Effective September 26, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and
Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 8.

     INCOME TAXES

          The Company uses the liability method of accounting for income taxes.
          Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

     LOSS PER COMMON SHARE

          Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. As the Company had a loss in each of the periods presented, basic and diluted loss per share are the same as the exercise of all options and warrants would be anti-dilutive. At December 31, 2004, 1,060,000 stock options could potentially be dilutive in the future.

     USE OF ESTIMATES

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

3.   CASH AND EQUIVALENTS

     Cash and equivalents consist of the following

                                                   2003          2004
                                                   ----          ----
                                                     $             $

     Cash                                          583,675      172,413
     Short-term money market investments           500,000            -
                                                 ---------      -------
                                                 1,083,675      172,413
                                                 =========      =======

     As at December 31, 2004, the carrying value of the short-term money market investments approximated their market value.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
4.   EQUIPMENT

                                                           Net           Net
                                                        Carrying      Carrying
                                        Accumulated       Value         Value
                             Cost      Amortization       2004          2003
                             ----      ------------     --------      --------
     Computer equipment     $ 4,206      $   631         $ 3,575       $     -
                            =======      =======         =======       =======

5.   INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

     At December 31, 2004, accumulated costs with respect to the Company's interest in exploration properties owned, leased or under option, consisted of the following:

                          Bear Project  Pichachos Project   Other      Total
                          ------------  -----------------   -----      -----
Acquisition costs
  Option payments           $   50,000      $       -     $       -  $   50,000
  Claim payments                 1,500              -             -       1,500
                            ----------      ---------     ---------  ----------
                                51,500              -             -      51,500
                            ----------      ---------     ---------  ----------
Exploration costs
  Transportation               210,997          3,836         6,769     221,602
  Drilling                      85,865          3,405             -      89,270
  General                       60,679         17,348             -      78,027
  Camp costs                    60,671          5,940             -      66,611
  Project management fees       40,759          8,965             -      49,724
  Labour                        29,741          8,830             -      38,571
  Consulting fees               13,594              -         8,500      22,094
  Geological, reports and
    maps                             -         65,613             -      65,613
  Professional fees                  -          8,535             -       8,535
  Analysis and assays           11,008         36,338             -      47,346
                            ----------      ---------     ---------  ----------
                               513,314        158,810        15,269     687,393
                            ----------      ---------     ---------  ----------
Interest income                 (4,047)        (4,046)            -      (8,093)
                            ----------      ---------     ---------  ----------
                            $  560,767      $ 154,764     $  15,269  $  730,800
                            ==========      =========     =========  ==========

     (A)  BEAR PROJECT

          The Company and Fronteer Development Group Inc. ("Fronteer") executed a definitive formal agreement (the "Agreement") along with several amending agreements to earn an interest in the Conjuror, Achook and
          McPhoo claims in the Northwest Territories.

          On June 25, 2004, the Company secured the option rights to the Longtom claims from Fronteer. The Longtom claims were an "after acquired"
          addition to the Company's existing option rights on the Bear Project.
          As part of the agreement, the Company and Fronteer agreed to share equally the proposed $1 million program on these claims. This expenditure will satisfy the Company's first year expenditure commitment on the Bear Project.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
5.   INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES
     (Continued)

          Pursuant to the Agreement, the Company may acquire the right to earn up to 50% interest in the Bear Project for the following
          consideration:

          (i)    an initial payment to Fronteer of $20,000 cash (paid);

          (ii)   completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period as follows:

                 On or before September 26, 2004               $     500,000
                 On or before September 26, 2005                     500,000
                 On or before September 26, 2006                   1,000,000
                 On or before September 26, 2007                   1,000,000
                 On or before September 26, 2008                   2,000,000
                                                               -------------
                                                               $   5,000,000

          (iii)  annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000,
                 $50,000, $60,000 and $70,000 respectively over a five-year period.

          Should the Company incur not less than $1,000,000 in exploration expenditures on or before September 26, 2005 and make the required cash payments as set out in (i) and (iii), the Company will earn a 10%
          interest in the project. Should the Company incur not less than
          $3,000,000 in exploration expenditures on or before September 26, 2007 and make the required cash payment as set out in (i) and (iii), the
          Company will earn a 30% interest in the project. Should the Company incur not less than $5,000,000 on or before September 26, 2008 and make the required cash payment as set out in (i) and (iii), the
          Company will have earned its full 50% interest in the project.

          Pursuant to the Agreement, the Company and Fronteer have agreed to form a strategic alliance to explore for "Olympic Dam-type" iron oxide copper gold deposits in Canada and, upon satisfaction of the Company's obligations to acquire its full 50% interest noted above, Fronteer and the Company shall form a joint venture with respect to the Bear
          Project. Fronteer shall be the operator of all of the exploration programs contemplated by the Option Agreement in consideration of which Fronteer is entitled to a management fee equal to 10% of the total expenditures on the Bear Project. The management fees paid to
          Fronteer shall be counted as part of the required exploration expenditures to exercise the option pursuant to the Option Agreement.
          The Conjuror property is subject to a 2% net smelter royalty, one-half of which may be purchased for $1,000,000.

          During the year ended December 31, 2004, the McPhoo, Achook and
          Conjuror claims were allowed to lapse; however, the Agreement terms remain in place for the Longtom property. All expenditures incurred on the Bear Project related to the Longtom property.

     (B)  PICHACHOS PROJECT

          On July 14, 2004 the Company entered into an Option Agreement with RNC
          Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Pichachos property in Durango, Mexico and the
          3,500 hectare Tango gold concession in Sinaloa, Mexico. In order to earn its interest, the Company must expend C$1.5 million in exploration expenditures, on or before December 31, 2006. The Company has committed to spending $500,000 in year one and $1-million in year two. Also part of the agreement, the Company must generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The President of the Company was also a director of RNC at the time the Option Agreement was signed. Subsequent to December
          31, 2005, the President resigned as director of RNC.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
6.   SHARE CAPITAL

     (A)  AUTHORIZED

          Unlimited number of common shares

     (B)  ISSUED AND OUTSTANDING

                                                     Shares         Amount
                                                     ------         ------
                                                        #              $

Issued for cash on incorporation                    2,000,000            101
                                                   ----------      ---------

Balance, December 31, 2003 (3)                      2,000,000            101
Public offering (1)                                30,000,000      1,500,000
Special warrants exercised (2)                      4,000,000        195,409
Flow-through private placement (4)                    206,000        125,660
Renunciation of flow-through expenditures (4)               -
Common shares issued on private placements (5)      1,454,500        967,925
Warrant valuation (5)                                       -       (246,540)
Cost of issue                                               -       (370,706)
                                                   ----------      ---------
Balance, December 31, 2004 as per Statement of
  Shareholders' Equity (Note 14)                   37,660,500      2,171,849
                                                   ==========      =========

          (1)  On February 26, 2004, the Company completed an offering for the sale of 15,000,000 common shares at $0.10 per share for gross proceeds of $1,500,000. Pursuant to this offering, the agent received a commission equal to 7% of the gross proceeds of the
               Offering ($0.007 per common share) for an aggregate commission of
               $105,000.

          (2)  Special warrants to purchase 2,000,000 common shares of the
               Company for no additional consideration, were issued and
               outstanding as of December 31, 2003. The net proceeds from the sale of the special warrants after deducting the issue costs of the special warrant offering were $195,409. On January 19, 2004, the special warrants were exercised, at no additional cost, into
               2,000,000 common shares.

          (3)  During the year, the Company completed a stock split pursuant to which each issued common share of the Company was subdivided into two common shares. The stock split was approved at the annual and special meeting of the shareholders of the Company held on June
               23, 2004. Each registered holder of common shares of the Company of record on July 27, 2004 received one additional common share for every common share held. Shares and per share amounts
               presented in these financial statements have been retroactively adjusted to reflect this stock split.

          (4)  The Company issued 206,000 flow-through common shares for proceeds of $125,660. This amount was renounced subsequent to
               December 31, 2004. The renunciation will create a future income tax liability of approximately $45,200 which will be allocated as a cost of issuing the flow-through shares. Pursuant to this offering, the agent received a commission equal to 8.5% of the gross proceeds of the Offering ($0.052 per flow-through common share) for an aggregate commission of $10,681.

          (5)  During the year, the Company completed the following "hard dollar" private placement financings:

               (i)  On October 15, 2004, the Company completed a private
                    placement financing of 450,000 units at a price of $0.70 per unit for gross proceeds of $315,000. Each unit consisted of one common share and one common share purchase warrant
                    exercisable at a price of $0.95 until April 15, 2006. Toll
                    Cross Securities Inc. acted as the agent in the offering and was paid a commission of $22,050, along with broker warrants to acquire 31,500 units at an exercise price of $0.70 until
                    April 15, 2006. The broker warrants were valued using the
                    Black-Scholes option pricing model and charged to cost of
                    issue.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
6.   SHARE CAPITAL (Capital)

               (ii) On December 3, 2004, the Company completed a private
                    placement financing of 1,004,500 units at a price of $0.65 per unit for gross proceeds of $652,925. Each unit consisted of one common share and one-half of one common share
                    purchase warrant. Each whole warrant is exercisable at a
                    price of $0.95 until June 4, 2006. Canaccord Capital
                    Corporation acted as the agent in the offering and was paid a commission of $65,292.

               The warrants and broker warrants issued in (i) and (ii) above were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

               (a)  Warrants issued on private placement (i) Dividend yield 0%, expected volatility 100%, risk- free interest rate 4.0% and an expected life of 18 months. Value assigned to 450,000
                    warrants is $126,000

               (b)  Broker warrants issued on private placement (i) Dividend yield 0%, expected volatility 100%, risk-free interest rate
                    4.0% and an expected life of 18 months. Value assigned to
                    31,500 broker warrants is $10,395

               (c)  Warrants issued on private placement (ii) Dividend yield 0%, expected volatility 100%, risk-free interest rate 4.0% and an expected life of 18 months. Value assigned to 502,250
                    warrants is $120,540

7.   COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

     The following table represents a continuity of warrants for the year ended
     December 31, 2004. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on July 23, 2004:

                                                              Weighted Average
                                                  Warrants     Exercise Price
                                                  --------    ----------------
                                                      #               $
     Balance, December 31, 2003                          -              -
     Granted                                       983,750           0.94
                                                  --------
     Balance,  December 31, 2004 (Note 14)         983,750           0.94
                                                  ========

     The following table reflects the continuity of warrants and broker warrants:

                               Balance,                 Balance
                 Exercise    December 31,             December 31,
Expiry Date        Price         2003        Issued      2004          Value
-----------      --------    ------------   --------  ------------    -------
                     $            #             #          #             $
April 15, 2006     $0.95            -        450,000    450,000       126,000
April 15, 2006     $0.70            -         31,500     31,500        10,395
June 3, 2006       $0.95            -        502,250    502,250       120,540
                               -------      --------    -------       -------
                                    -        983,750    983,750       256,935
                               =======      ========    =======       =======

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
8.   STOCK OPTIONS AND CONTRIBUTED SURPLUS

     STOCK OPTIONS

     The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 3,600,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

     The following table represents a continuity of stock options for the year ended December 31, 2004. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on July 23, 2004:

                                                               Weighted Average
                                                    Options     Exercise Price
                                                    -------     --------------
                                                       #               $
     Balance, December 31, 2003                            -             -
     Granted                                       1,060,000          0.61
                                                   ---------
     Balance,  December 31, 2004 (Note 14)         1,060,000          0.61
                                                   =========

     On March 26, 2004, 700,000 stock options exercisable at $0.575 per share were granted to directors and officers of the Company. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the following assumptions were used: expected dividend yield - 0%;
     expected volatility - 100%; risk-free interest rate - 4.0%; and an expected average life of 5 years. The options were valued at $308,000 and charged to stock based compensation expense

     On April 23, 2004, 300,000 stock options exercisable at $0.675 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $128,850 and will be expensed over the one year vesting term. As of December 31, 2004, $116,183 was charged to stock based compensation expense. The remaining $12,667 will be expensed in the statement of operations and deficit as they vest over the next six months.

     On October 22, 2004, 60,000 stock options exercisable at $0.72 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%;
     expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met.

     As at December 31, 2004, the Company had the following stock options outstanding:

            Number Of            Exercise
             Options             Price ($)          Expiry Date
            ----------           ---------          -----------
               700,000             0.575            March 26, 2009
               300,000             0.675            April 23, 2007
                60,000             0.720            October 22, 2007
            ----------
             1,060,000

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
8.   STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

     CONTRIBUTED SURPLUS

     The following table reflects the continuity of contributed surplus relating to stock options:

                                                               Amount
                                                               ------
     Balance, December 31, 2003                              $        -
     Stock-based compensation expense                           424,183
                                                             ----------
     Balance, December 31, 2004 as per Statement of
       Shareholders' Equity                                  $  424,183
                                                             ==========

9.   RELATED PARTY TRANSACTIONS

     The Company was charged $144,000 in fiscal 2004 (2003 - $Nil) for consulting and other services rendered by directors and/or officers of the
     Company. The entire amount has been expensed in the statement of operations and deficit. Included in accounts payable and accrued liabilities at
     December 31, 2004 is $6,769 owing to these related parties (2003 - $Nil).

     See Note 5(b).

     These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

10.  INCOME TAXES

     The following table reconciles the expected income tax recovery at the statutory income tax rate of 36% (2003 - 37%) to the amounts recognized in the statements of operations:

                                                           2004         2003
                                                           ----         ----
                                                                      (Note 13)

Net loss reflected in the statements of operations   $ 1,121,460    $    33,097
                                                     ===========    ===========

Expected income tax recovery at statutory rate           403,700         10,922
Share issue costs                                         25,900              -
Stock-based compensation expense                        (152,700)             -
Exploration overhead                                    (187,100)             -
Valuation allowance                                      (89,800)       (10,922)
                                                     -----------    -----------
                                                     $         -    $         -
                                                     ===========    ===========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
10.  INCOME TAXES (Continued)

     The following table reflects the future income tax assets and liabilities at December 31, 2004 and 2003.

                                                       2004          2003
                                                       ----          ----
     Future income tax assets (liabilities):
       Non-capital losses                           $  104,000     $  10,922
       Exploration properties                          187,100             -
       Share issue costs                               103,800             -
                                                    ----------     ---------
                                                       394,900        10,922
       Less: valuation allowance                      (394,900)      (10,922)
                                                    ----------     ---------
                                                    $        -     $       -
                                                    ==========     =========

     The Company has unclaimed share issue costs of $288,000 and non-capital losses of $281,000 available to reduce future taxable income. Of these losses, $33,000 expire in 2010 and $248,000 in 2014. The Company also has approximately $1,029,100, $51,500, and $170,000 of Canadian exploration expenditures, Canadian development expenses, and foreign exploration and development expenditures respectively, which, under certain circumstances, may be utilized to reduce taxable income in future years. Management believes that it is not considered more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

11.  SEGMENTED INFORMATION

     The Company has one operating segment which is the exploration and development of exploration properties. Geographic segmentation of the
     Company's assets are as follows: 2004 2003

        Canada                              $  1,726,002    $   172,413
        Mexico                                   154,764              -
        Other                                     15,269              -
                                            ------------    -----------
                                            $  1,896,035    $   172,413
                                            ============    ===========

     Substantially all of the Company's operating expenses are incurred in
     Canada. Substantially all of the Company's cash and equivalents are with a
     Canadian chartered bank.

12.  FINANCIAL INSTRUMENTS

     FAIR VALUE

          Canadian generally accepted accounting principles require that the
          Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

          At December 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, amounts receivable and prepaid expenses, and accounts payables and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
12.  FINANCIAL INSTRUMENTS (Continued)

     FOREIGN EXCHANGE RISK

     The Company's financings are in Canadian dollars. Certain of the Company's expenses are incurred in Mexican currencies and are therefore subject to gains or losses due to fluctuations in exchange rates.

     COMMODITY PRICE RISK

     The future profitability of the Company is directly related to the market prices of gold, copper, and other minerals.

13.  COMPARATIVE FIGURES

     Comparative figures for 2003 represent operations from the date of incorporation (September 26, 2003) to December 31, 2003.

14.  SUBSEQUENT EVENTS

     FINANCING

     Subsequent to December 31, 2004, the Company issued 666,667 units at a price of $0.75 per unit for gross proceeds of approximately $500,000. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006.

     EXERCISE OF OPTIONS

     Subsequent to December 31, 2004, options to acquire 100,000 common shares at $0.575 per share were exercised for gross proceeds of $57,500.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP")
     which differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:

                                                             December 31,
                                                          2004         2003
                                                          ----         ----
                                                            $            $
     ASSETS
     Total assets under Canadian GAAP                  1,896,035     172,413
     Exploration properties and deferred exploration
       expenditures expensed (a)                        (730,800)          -
                                                      ----------     -------
     Total assets under US GAAP                        1,165,235     172,413
                                                      ==========     =======

FUTURE INCOME TAXES

     Total future income tax assets under
       Canadian GAAP                                           -           -
     Exploration properties and deferred exploration
       expenditures expensed (a)                         263,000           -
     (Increase) in valuation allowance                  (263,000)          -
                                                      ----------     -------
     Future income taxes under US GAAP                         -           -
                                                      ==========     =======

     DEFICIT
     Deficit under Canadian GAAP                      (1,154,557)    (33,097)
     Cumulative exploration properties adjustment (a)   (730,800)          -
                                                      ----------     -------
     Deficit under US GAAP                            (1,885,357)    (33,097)
                                                      ==========     =======

                                                             Years ended
                                                             December 31,
                                                          2004         2003
                                                          ----         ----
                                                            $            $
                                                                     (Note 13)
     STATEMENT OF OPERATIONS
     Net loss under Canadian GAAP                     (1,121,460)    (33,097)
     Exploration properties and deferred exploration
       expenditures expensed (a)                        (730,800)          -
                                                      ----------     -------
     Net loss under US GAAP                           (1,852,260)    (33,097)
                                                      ==========     =======

     Basic Loss Per Share under US GAAP                    (0.06)      (0.01)
                                                      ==========     =======

     STATEMENT OF CASH FLOWS
     Cash flows from operating activities under
       Canadian GAAP                                    (587,006)    (23,097)
     Exploration properties and deferred exploration
       expenditures expensed (a)                        (730,800)          -
                                                      ----------     -------
     Cash flows from operating activities under
       US GAAP                                        (1,317,806)    (23,097)
                                                      ==========     =======

     Cash flows from investing activities under
       Canadian GAAP                                    (735,006)          -
     Exploration properties and deferred exploration
       expenditures expensed (a)                         730,800           -
                                                      ----------     -------
     Cash flows from investing activities under
       US GAAP                                            (4,206)          -
                                                      ==========     =======

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (Continued)

     (A)  EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES Canadian
          GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For US GAAP purposes, the
          Company has expensed exploration expenditures in the period incurred.

     (B)  FLOW-THROUGH SHARES

          Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

          The Financial Accounting Standards Board ("FASB") staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time.
          Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. All issuances of flow-through shares by the Company are based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made. Accordingly, the absence of a discount or premium to market value on issuance results in no current impact on these financial statements from the application of
          U.S. GAAP in respect of flow-through shares.

          Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash. There were no unexpended amounts as at December 31, 2004 and 2003.

     (C)  INCOME TAXES

          Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.
          Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004 and 2003.

     (D)  INVESTMENT IN JOINTLY CONTROLLED ENTITIES

          Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S.
          GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United
          States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. The Company's interest in the exploration property described in Note 4(a) may develop into a jointly controlled entity.

     (E)  STOCK-BASED EMPLOYEE COMPENSATION

          On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options (see Note 2). Consequently, there were no differences between
          Canadian and US GAAP with respect to options granted since inception.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================
15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (Continued)

     (F)  COMPREHENSIVE INCOME

          Effective for fiscal years beginning after December 15, 1997,
          Statement of Financial Accounting Standards No. 130 "Reporting
          Comprehensive Income" ("FAS 130"), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. No material difference arises from the application of FAS 130.

          In January 2005, the CICA issued re-exposure drafts of the proposed
          Handbook Section 1530 Comprehensive Income which harmonizes Canadian
          GAAP with US GAAP. The CICA has proposed that mandatory implementation of these standards be for interim and annual financial statements relating to years commencing on or after October 1, 2006.

     (G)  RECENT ACCOUNTING PRONOUNCEMENTS

          STOCK-BASED EMPLOYEE COMPENSATION

          In December 2004, the FASB revised Statement 123 ("SFAS 123(R)"),
          Accounting for Stock-Based Compensation, to require that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R)
          must be adopted no later than July 1, 2005.

          The Company adopted the fair value based method of accounting for share-based payments effective September 26, 2003 (date of inception)
          using the "prospective method" described in FASB Statement No. 148
          Accounting for Stock-Based Compensation - Transition and Disclosure.
          Currently, the Company uses the Black-Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R). The Company does not anticipate that adoption of SFAS
          123(R) will have a material impact on its results of operations or its financial position.

          ACCOUNTING FOR NON-MONETARY TRANSACTIONS

          In December 2004, the FASB issued Statement of Financial Accounting
          Standards No. 153 ("SFAS 153") Exchanges of Nonmonetary Assets--an
          amendment of APB Opinion No. 29. SFAS 153 requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or losses, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after
          June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

          CONSOLIDATION OF VARIABLE INTEREST ENTITIES

          In December 2003, the FASB issued Interpretation No. 46R ("FIN 46R")
          Consolidation of Variable Interest Entities, that replaced FIN 46 that had been issued in January 2003. FIN 46R provides guidance on the identification of variable interest entities ("VIE's"), for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the VIEs. This interpretation applies to financial statements of public entities that have interests in VIEs or potential
          VIEs commonly referred to as special purpose entities for periods ending after December 15, 2003. FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004. Adoption of the new standard had no impact on the Company's financial position or results of operations.

          In September 2004, the CICA released revised Accounting Guideline 15R
          ("AcG-

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

          15R"). AcG-15R is now substantially consistent with FIN 46R. AcG-15R is effective for annual and interim periods beginning on or after
          November 1, 2004. The Company does not expect the adoption of AcG-15R to impact its financial position and results of operations.

15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (Continued)

     (G)  RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

     ACCOUNTING FOR MINERAL RIGHTS

     In March 2004, the Emerging Issues Task Force issued EITF 04-2 ("EITF
     04-2"), Whether Mineral Rights are Tangible or Intangible Assets. The Task
     Force reached a consensus that mineral rights are tangible assets. In April
     2004, the FASB issued proposed FASB Staff Positions FAS 141-1 and FAS
     142-1, Interaction of FASB Statements No. 141, Business Combinations ("SFAS
     141"), and No. 142, Goodwill And Other Intangible Assets ("SFAS 142"). The
     proposed FASB staff positions amend SFAS 141 and 142 to conform them to the
     Task Force consensus. The FASB staff positions are effective for the first reporting period beginning after April 29, 2004. The Company does not anticipate that the adoption of EITF 04-2 and FAS 141-1 and 142-1 will have a material impact on the Company's results of operations, financial position or disclosures.

     ACCOUNTING FOR MINING ASSETS

     In March 2004, the EITF issued EITF 04-3, Mining Assets: Impairment and
     Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004.

     In December 2004, the EIC of the CICA issued draft abstract D46 Mining
     Assets - Impairment and Business Combinations, which, if implemented, would harmonize Canadian GAAP and US GAAP.

     FINANCIAL INSTRUMENTS

     In January 2005, the CICA issued re-exposure drafts of the proposed
     Handbook Section 3855 Financial Instruments - Recognition and Measurement
     and proposed Handbook Section 3865 Hedges. The CICA has proposed that mandatory implementation of these standards be for interim and annual financial statements relating to years commencing on or after October 1,
     2006.

     In January 2004, the CICA amended CICA Handbook Section 3860, Financial
     Instruments - Presentation and Disclosure ("Section 3860"), to require obligations that must or may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. These instruments were formerly presented as equity. Section
     3860 is applicable to the Company beginning January 1, 2005 on a retroactive basis. The Company does not expect the application of Section
     3860 to have a material impact on its results of operations and financial condition. This amendment harmonizes the recognition of these instruments with the provisions of SFAS 150 Accounting for Certain Financial
     Instruments with Characteristics of Both Liabilities and Equities.

     In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), Accounting for
     Certain Financial Instruments with Characteristics of Both Liabilities and
     Equity. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has not issued any financial instruments that fall under the scope of SFAS 150 and has determined that the statement did not have an impact on its financial statements.

NORTHWESTERN MINERAL VENTURES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2004

The following discussion of the financial condition and results of the operations of Northwestern Mineral Ventures Inc. ("Northwestern" or the
"Company") constitutes management's review of the factors that affected the
Company's financial and operating performance for the year ended December 31,
2004. This discussion dated March 10, 2005 should be read in conjunction with the Company's audited Financial Statements and Notes to the Financial Statements
for periods ended December 31, 2004 and December 31, 2003, which have been prepared in accordance with Canadian generally accepted accounting principles
These documents along with others published by the Company are available on
SEDAR at www.sedar.com or from the office of the Company.

The Company was formed in September 2003 for the purpose of acquiring, exploring and developing properties prospective for the discovery of precious and base metals and other minerals. The Company does not have any projects that generate revenue at this time. The Company's ability to carry out its business plan rests with its ability to secure equity and other financings.

OVERVIEW OF PERFORMANCE

The Company is focused on uranium and iron oxide copper gold ("IOCG")
exploration in Canada's Northwest Territories and in Mexico. The Company has
optioned from Fronteer Development Group Inc. ("Fronteer") (TSX: FRG) four mineral properties - the McPhoo, Achook, Conjuror and the Longtom claims - in
Canada's Northwest Territories (the "Bear Project"). The Company has also optioned a silver-gold project (the "Pichachos Project") in Durango State,
Mexico from RNC Gold Inc. (TSX:RNC). During the year ended December 31, 2004, the McPhoo, Achook and Conjuror claims were allowed to lapse; however, the
Company's Option Agreement terms with Fronteer remain in place for the Longtom claims. The lapse of the McPhoo, Achook and Conjuror claims have not significantly impacted current operations.

TRENDS

There are significant uncertainties regarding the trends in gold, silver and other mineral and uranium prices and the availability of equity financing for the purpose of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. Apart from these, management is not aware of any other trends, commitment, events or uncertainties that are presently known to management and reasonably expected to have a material effect on the
Company's business, financial condition or results of operations.

BEAR PROJECT, NWT

During the year ended December 31, 2004, the Company completed a joint
$1,000,000 exploration program on the Longtom claim with Fronteer. The Company contributed $500,000, while Fronteer contributed the other $500,000 towards the exploration program. The Company expects to develop a program of exploration in the amount of $500,000 in 2005 to further develop the uranium targets found from previous exploration.

PICHACHOS PROJECT, MEXICO

During the year ended December 31, 2004 the Company commissioned Watts, Griffis
& McOuat ("WGM"), Consulting Geologists, to complete an initial scoping study and NI 43-101 compliant Technical Report of the Pichachos Project. The report identified the most promising IOCG targets and developed a Recommended Work
Program. Both documents are available on SEDAR at www.sedar.com. The Recommended
Work Program has an estimated budget of $526,000 and is comprisied of airborne magnetometer surveys, soil geochemistry surveys, underground development and trenching. The Recommended Work Program commenced in February, 2005 and is expected to be completed in the third quarter of 2005.

Based on the results of the Recommended Work Program, the Company will determine if advancement to the second phase of exploration on the Pichachos Project is warranted. If initiated, the second phase of exploration would require the
Company to incur an additional $1.0 million in exploration and development expenditures.

The overall objective of the Company is to expand the geological knowledge related to the Bear and Pichachos Projects and to assist with the development of mineralization that is economically significant. The Company will also continue to evaluate the acquisition of other high quality exploration properties in order to augment and strengthen its current Uranium and IOCG property portfolio.

EXCHANGE LISTINGS

As part of the initial public offering financing, the Company's common shares commenced trading on the TSX Venture Exchange on March 19, 2004 under the symbol
"NWT". The Company's shares also commenced trading under the symbol "NMV" on the
Berlin Stock Exchange on March 30, 2004 and on the Frankfurt Stock Exchange on
April 5, 2004. Management believes that the Berlin and Frankfurt listings will be strategically important to accessing larger capital pools in the European market. In the fourth quarter of 2004, the Company commenced a market awareness initiative in order to support its European listing.

In July 2004, the Company's common shares were split on a two for one basis. On
August 25, 2004, the Company's shares commenced trading in the United States on
NASD Bulletin Board, under the stock symbol "NWTMF". Management believes that its Bulletin Board listing will give the Company greater access to U.S. capital and liquidity.

RESULTS OF OPERATIONS/MINERAL ACTIVITIES

For the year ended December 31, 2004, the Company incurred deferred exploration expenses of $513,314 on the Bear Project and $158,810 on the new Picachos
Project in Mexico. There were no comparative expenditures for the 2003 period as the Company was formed in September 2003 and did not commence exploration activities until 2004. The loss from operations for the year ended December 31,
2004 was $1,121,460 or $0.04 per share ($33,097 or $0.01 per share for the period September 26, 2003 to December 31, 2003).

The loss from operations for the year was in large part due to the value of the stock options granted to directors, officers and an investor relations firm amounting to $424,183. Other operating costs during the period totaled $697,277 which included management fees of $135,000, $367,200 for investor relations and business development, $83,607 for professional fees and $45,699 for office and administration expenses. During the second quarter of 2004 an investor relations firm was hired for an initial one-year period at a rate of $13,500 per month.

Mineral property activities during 2004 for the Bear Project consisted of two option payments totaling $50,000 made to Fronteer and the commencement of exploration activities in the second quarter which lead to diamond drilling during the third quarter. The Company and Fronteer each contributed $500,000, for the cost of the $1 million exploration program. The Company expects to develop a program of exploration in the amount of $500,000 in 2005 to further develop the uranium targets found in previous exploration.

In the third quarter of 2004, the Company acquired an option on the Picachos silver-gold project in Mexico from RNC Gold Inc. The Company is required to spend $500,000 in the first year and an additional $1 million in the following
18 months. It must also complete a feasibility study to earn an undivided 50%
interest in the Pichachos Project. Subsequent to December 31, 2004 the Company
has commenced a Recommended Work Program in the amount of $526,000 and comprised of airborne magnetometer surveys, soil geochemical surveys, underground development and trenching. The Company expects that the Recommended Work Program will be completed in the third quarter of 2005.

Set forth below is a comparison in tabular form of the disclosure previously made by the Company concerning the use of proceeds from prior financings (other than

general working capital) and the actual use of proceeds from such financings.

----------------------------------------------------------------------------------------------------------------------
DESCRIPTION OF FINANCING                 DISCLOSED USE OF PROCEEDS(1)           ACTUAL USE OF PROCEEDS(1)
----------------------------------------------------------------------------------------------------------------------

Issuance of 2,000,000 special warrants   Initial payment of $20,000 to          Initial payment of $20,000 to
to raise gross proceeds of $200,000      Fronteer Development Group Inc.        Fronteer Development Group Inc.
(December, 2003)                         under option agreement for Bear        under Option Agreement
                                         Project (the "Option Agreement")
----------------------------------------------------------------------------------------------------------------------
Initial public offering of 15,000,000    Exploration of Bear Project; payment   Exploration of Bear Project; payment
common shares to raise gross             management fees pursuant to            of management fees pursuant to
proceeds of of $1,500,000 (February,     Option Agreement; search for           Option Agreement; search for
2004)                                    additional mineral properties          additional mineral properties
----------------------------------------------------------------------------------------------------------------------
Private placement of 206,000             Mineral exploration                    Mineral exploration
flow-through common shares to raise
gross proceeds of $125,660 (July, 2004)
----------------------------------------------------------------------------------------------------------------------
Private placement of 450,000 units to    Funding of ongoing exploration         Funding of ongoing exploration
raise gross proceeds of $315,000         programs                               programs
(October, 2004)
----------------------------------------------------------------------------------------------------------------------
Private placement of 1,004,500 units     Funding of budgeted program on         Funding of budgeted program on
to raise gross proceeds of $652,925      Picachos Project                       Picachos Project
(December, 2004)
----------------------------------------------------------------------------------------------------------------------

(1)  Other than in respect of general working capital.

SELECTED ANNUAL INFORMATION
                                                            2004         2003
                                                               $            $
Total revenues                                                 -            -
Net loss for the year                                  1,121,460       33,097
Loss per share (1)                                          0.04         0.01
Total assets                                           1,896,035      172,413

(1)  Loss per share remains the same on a fully diluted basis.

SUMMARY OF QUARTERLY RESULTS

                                                   2004                               2003
                         ------------------------------------------------------  --------------
                         DECEMBER 31    SEPTEMBER 30      JUNE 30     MARCH 31   DECEMBER 31(2)
                         -----------    ------------      -------     --------   --------------

                                   $               $            $            $                $
Revenue                            -               -            -            -                -
Net loss for the period      415,146         186,657      118,739      400,918           33,097
Net loss per share (1)         0.011           0.005        0.003        0.027             0.01
Total assets               1,896,035       1,334,000    1,408,365    1,465,562          172,413
Shareholders' equity       1,698,410       1,199,168    1,278,793    1,397,532          162,413

(1)  Loss per share remains the same on a fully diluted basis

(2)  The information for the 4th quarter ended December 31, 2003 related to the period from incorporation in September 2003 to December 2003.

LIQUIDITY AND CAPITAL RESOURCES

From the date of its incorporation the Company has raised total gross proceeds of approximately $2.8 million through equity financings which included a
$200,000 special warrants financing completed in December 2003. On February 26,
2004 the

Company raised financing from an Initial Public Offering of $1,500,000 through the issuance of 15 million common shares (30 million shares post 2 for 1 stock split). Dominick & Dominick Securities Inc. acted as agent on the offering and was paid a commission of 7% on the financing, or $105,000. Other costs for legal and accounting services amounted to $67,000.

On July 23, 2004 the Company completed a stock split whereby each common share of the Company was subdivided into two common shares of the Company.

During the year the Company issued 206,000 flow-through common shares for gross proceeds of $125,660. Pursuant to this offering, the agent, Northern Securities
Inc., received a commission equal to 8.5% of the gross proceeds of the Offering for an aggregate commission of $10,681.

On October 15, 2004 the Company completed a "hard dollar" private placement financing of 450,000 units at a price of $0.70 per unit for gross proceeds of
$315,000. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.95 until April 15, 2006. Toll Cross
Securities Inc. acted as the agent in the offering and was paid a commission of
$22,050, as well as receiving broker warrants to acquire 31,500 units at an exercise price of $0.70 until April 15, 2006.

On December 3, 2004 the Company completed a private placement financing of
1,004,500 units at a price of $0.65 per unit for gross proceeds of $652,925.
Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $0.95 until
June 4, 2006. Canaccord Capital Corporation acted as the agent in the offering and was paid a commission of $65,292.

Subsequent to December 31, 2004 the Company raised additional gross proceeds of approximately $500,000 by issuing 666, 667 units at a price of $0.75 per unit.
Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006.

At December 31, 2004 the Company had working capital of $964,035 up from
$162,413 at December 31, 2003. This increase resulted from the net proceeds raised through equity financings in 2004 less operating and mineral property costs incurred during the same period. The Company has sufficient funds to meet its property option obligations.

Subsequent to December 31, 2004, the Company appointed Mr. Errol Farr as its
Chief Financial Officer. In January and February 2005, respectively, the
Company's previous CFO exercised a total of 100,000 stock options at an exercise price of $0.575 for total gross proceeds to the Company of $57,500.

The ability of the Company to successfully acquire additional mineral projects is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

SHARES ISSUED AND OUTSTANDING

As of March 10, 2005, the issued and outstanding common shares of the Company totaled 38,327,167. In addition, 960,000 stock options have been granted to purchase common shares and there are 1,618,917 share purchase warrants and
31,500 broker warrants outstanding which also entitle the holders to purchase common shares of the Company. These stock options, warrants and broker warrants, if exercised, would result in the issuance of 2,610,417 common shares of the
Company.

RELATED PARTY TRANSACTIONS

During the twelve months ended December 31, 2004 consulting fees and bonuses paid to the President of the Company totaled $120,000. The amount of $24,000 was charged by other officers and/or directors for consulting and other services during the

year. The Company continues to be a party to a consulting agreement with the
President of the Company pursuant to which it pays the President a monthly consulting fee of $7,500.

FOURTH QUARTER

The Company's net loss for the three months ended December 31, 2004 was $415,146 or $0.02 per share ($33,097 or $0.01 per share for the three months ended
December 31, 2003). Major expenses included stock-based compensation - $83,970, investor relations - $197,347 and Management and administrative services -
$22,500. Expenses for the same period in 2003 related to the start-up of the
Company.

PROPOSED TRANSACTIONS

While the Company continues to evaluate quality exploration projects and financing opportunities, there are no transactions currently pending.

RISKS AND UNCERTAINTIES

EXPLORATION AND DEVELOPMENT RISKS

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore.
Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

FINANCING RISKS

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. The
Company will require additional financing if ongoing exploration of its properties is warranted. FOREIGN EXCHANGE RISK The Company's financings are in
Canadian dollars. Certain of the Company's expenses are incurred in Mexican currencies and are therefore subject to gains or losses due to fluctuations in exchange rates. COMMODITY PRICE RISK The future profitability of the Company is directly related to the market prices of gold, copper, and other minerals.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement
Obligations." Under this Section, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset.
The Company is required to adopt Section 3110 on January 1, 2004. The Company has determined that the impact of implementation of these guidelines on its 2004 consolidated financial statements will not be material.

FINANCIAL INSTRUMENTS

FAIR VALUE

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.
These estimates are subjective in nature and involve uncertainties in significant matters of judgment

and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

At December 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, amounts receivable and prepaid expenses, and accounts payables and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that are based on beliefs of its management as well as assumptions made by and information currently available to management of the Company. When used in this Report, the words "estimate",
"believe", "anticipate", "intend", "expect", "plan", "may", "should", "will", and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those statements. Such risks and uncertainties include those set forth under "Risks and Uncertainties" above. The statements contained in this Report speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                             On behalf of the Board of Directors

March 10, 2005                                                       Kabir Ahmed
Toronto, Ontario                                                 President & CEO

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                              -------------------
                                                  Kabir Ahmed
                                                  President

Date: May 6, 2005